Exhibit 16.1

June 8, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 2, 2009, to be filed by our former client, Capital Growth Systems, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm as follows:

•	Our engagement with the Company ended on June 2, 2009

•	We were engaged as the Company’s independent registered public accounting firm on February 27, 2009

In response to the other matters described in the Company’s Form 8-K we acknowledge the following:

•

At the time our relationship ceased, the audit of the Company’s 2008 financial statements was incomplete and the Company and BDO Seidman, LLP had unresolved issues with respect to, among other things, the appropriate accounting treatment for certain aspects of the Company’s various convertible debt instruments, some of which were issued in 2007 and outstanding as of December 31, 2007. The ultimate resolution of these matters may result in a restatement of the Company’s previously issued financial statements for at least one or more interim periods in 2008.

•

During the audit process, the Company’s management and BDO Seidman, LLP disagreed in regards to the appropriate allowance for uncollectible accounts related to a disputed customer account receivable balance. Subsequently, the Company adjusted its preliminary allowance to an amount that BDO Seidman, LLP believed to be appropriate.

During the audit process, BDO Seidman, LLP identified the following internal control over financial reporting deficiencies which we have preliminary concluded represent material weaknesses as of December 31, 2008:

•	The Company did not maintain sufficient levels of qualified personnel in its financial reporting processes. The following matters were noted as a result:

•

Internal controls over financial reporting did not include an effective control to ensure appropriate review and analysis of complex accounting transactions, including purchase accounting for a significant acquisition and analysis and documentation of the accounting for various aspects of the Company’s convertible debt instruments and related derivative liabilities.

•

Internal controls did not include a process to properly analyze, reconcile and review activity recorded in general ledger accounts, which resulted in a number of year end adjustments being recorded during the audit process.

•

The Company did not fully comply with its requirements to file timely, accurate reports with the Securities and Exchange Commission, resulting in an incomplete Form 8-K filing related to a significant acquisition, an untimely filing of its 2008 Form 10-K and an untimely response to a staff comment letter.

•

The Company has not yet deployed its staff and systems in a manner that allows for the desired level of segregation of duties to operate and be documented in a manner sufficient to meet Sarbanes-Oxley standards.

•

The Company’s lack of resources resulted in the Company not establishing an adequate system for identifying, documenting and testing its internal control system. The Company’s process did not include a sustainable process for identifying and documenting systems and the related key controls at operating locations throughout the Company and periodically evaluating control design and operating effectiveness across the Company on an ongoing basis.

Very truly yours,